United States securities and exchange commission logo





                              February 1, 2023

       Jacob Cohen
       Chief Executive Officer
       Mangoceuticals, Inc.
       4131 N. Central Expressway, Suite 900
       Dallas, TX 75204

                                                        Re: Mangoceuticals,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 26,
2023
                                                            File No. 333-269240

       Dear Jacob Cohen:

              We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risks Related to Our Securities and this Offering, page 32

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Jacob Cohen
Mangoceuticals, Inc.
February 1, 2023
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

FirstName LastNameJacob Cohen                             Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameMangoceuticals, Inc.
                                                          Services
February 1, 2023 Page 2
cc:       David Loev
FirstName LastName